UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31470 / February 24, 2015

In the Matter of

Crow Point Partners, LLC
25 Recreation Park Drive
Suite 110
Hingham, MA 02043-4256

Northern Lights Fund Trust
80 Arkay Drive
Suite 110
Hauppauge, NY 11788

(File No. 812-13858)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT

Crow Point Partners, LLC and Northern Lights Fund Trust filed an application on January 12,
2011 and amendments to the application on July 11, 2011, April 4, 2012, July 22, 2014 and
January 14, 2015, requesting an order under section 6(c) of the Investment Company Act of 1940
(the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act.
The order permits applicants to enter into and materially amend subadvisory agreements without
shareholder approval.

On January 28, 2015, a notice of the filing of the application was issued (Investment Company
Act Release No. 31431). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Crow Point Partners, LLC and Northern Lights Fund Trust (File No. 812-13858) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary